Exhibit 1

NEWS
For Release: IMMEDIATE

Hadera Paper Ltd.
Examination of Impairment of Assets

Hadera, Israel, November 2, 2009 – Hadera Paper Ltd. (AMEX:AIP) (the “Company” or “Hadera Paper”) announced that, together with Clal Industries and Investments Ltd., the controlling shareholder in Hadera Paper (“CII”), has commissioned expert assessors in order to obtain assessments, as at September 30, 2009, regarding fixed-asset items included in the industrial operations in the packaging paper sector (“The Property”). The said assessments are nearing completion and are expected to establish the value of The Property, as recorded in the Hadera Paper books. We note that the assessor estimates determine the value of most of the Property on the basis of realizable market value (denominated in euros), adopting the view of the market player who is an international player and consequently, for most of the Property, are not influenced by events and occurrences in the local market.

It should be noted that in accordance with the assessment by Vadim Portnoy Business Consulting Ltd. (“Portnoy Consulting”), dated August 18, 2009 (prepared for the purpose of determining the proceeds in the transaction of the acquisition of holdings in Hadera Paper shares by CII, on the basis of data from June 30, 2009), the total value of Hadera Paper was determined to be greater than its shareholders’ equity. It is from this value that a value of NIS 746 million was derived for the industrial operations in the sector of packaging paper, recycling and office supplies, as compared with the book value of NIS 1,169 million in the books of Hadera Paper, on the basis of initial data from the draft financial statements of Hadera Paper as at September 30, 2009. The surplus book value of this sector above its derived value as mentioned above, originates from the Property. The assessment was made by Portnoy Consulting on the basis of discounted cash flows and was considerably influenced by the trend of decreasing prices currently prevalent in the Israeli packaging paper market since 2008. In an earlier assessment from Portnoy Consulting, dated March 23, 2009 (that was prepared as part of the examination of the need for the impairment of the CII holdings in Hadera Paper shares for the purpose of the CII financial statements dated December 31, 2008, that was not publicly published), the total value of Hadera Paper was determined to be greater than its shareholders’ equity on that day. Nevertheless, this earlier assessment also indicates a similar state of affairs.

In accordance with Generally Accepted Accounting Principles (IAS 36), for the purpose of examining the need for a provision for an impairment of an asset in a cash-generating unit, the value of the property should not be lowered to a value that is lower than its fair value minus divestiture costs (as determined in the final assessments of this Property, once these are obtained).

Based on the drafts of the assessments of the Property, currently in the possession of Hadera Paper, and in accordance with GAAP, Hadera Paper estimates, that at this stage, it will include no recognition of a loss on account of the impairment of the Property in its financial statements. It should be noted that the analysis of these assessments has yet to be completed by the Hadera Paper CPAs, and that the financial statements for the third quarter of 2009 have yet to be approved.

Moreover, it has come to the attention of Hadera Paper that in the assessment of Portnoy Consulting, a value was attributed to Carmel Container Systems Ltd. (hereinafter: “Carmel”) on the basis of a transaction for the purchase of Carmel shares by Hadera Paper in September 2008, net of a controlling premium. This value is lower by a sum of approximately NIS 48 million than the net value of the Carmel assets according to the draft financial statements of Hadera Paper for the third quarter of 2009. Consequently, Hadera Paper is examining the need to create a provision for the impairment of the cash-generating unit – Carmel – in accordance with GAAP. At this stage, the company believes that such a provision is unnecessary.

Contact:
Lea Katz, Adv.
Corporate Secretary and Chief of Legal Department
Hadera Paper Ltd. Group
Tel:+972-4-6349408
Leak@hadera-paper.co.il